June 30, 2025

Kai Cheong Wong
Chief Executive Officer
AsiaFIN Holdings Corp.
Suite 30.02, 30th Floor, Menara KH (Promet)
Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia

       Re: AsiaFIN Holdings Corp.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Item 2.02 Form 8-K filed June 3, 2025
           File No. 000-56421
Dear Kai Cheong Wong:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Audited Financial Statements
Note 14. Income Taxes, page F-16

1. You state on page F-12 that you have adopted ASU 2023-09 in fiscal year ended
       December 31, 2024. Please tell us your consideration of providing the disclosure required in ASC 740-10-50-11 through 50-12 and 50-23.
Item 2.02 Form 8-K filed June 3, 2025
Exhibit 99.1

2. Your presentation of EBITDA appears to be a non-GAAP measure. Please provide the disclosures required in Item 10(e) of Regulation S-K.
 June 30, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services